EXHIBIT 4.5

DESCRIPTION OF SECURITIES

Scott’s Liquid Gold-Inc. has registered one class of securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

The following description of our Common Stock (as defined below) is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Colorado Business Corporation Act (“CBCA”), for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 50,000,000 shares of common stock, $0.10 par value per share (“Common Stock”), and 20,000,000 shares of preferred stock, without par value (“Preferred Stock”).

The outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company legally available for distribution after we have paid or provided for all of our liabilities and all of the preferential amounts to which any preferred shareholders may be entitled.

Shareholder Rights Agreement

On February 21, 2001, the Board of Directors of the Company declared a dividend of one purchase right (a “Right”) for every outstanding share of Common Stock payable to stockholders of record at the close of business on March 2, 2001. The terms of the Rights are set forth in that certain Shareholder Rights Agreement, by and between the Company and Wells Fargo Bank Minnesota, N.A., as rights agent, dated as of February 21, 2001, as amended by that certain Amendment, dated February 15, 2011, Second Amendment, dated January 6, 2012, and Third Amendment, dated February 19, 2016 (collectively, the “Shareholder Rights Agreement”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. The Shareholder Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on, and after, March 2, 2001. The Rights trade with, and are inseparable from, the Common Stock and will not be evidenced by separate certificates unless they become exercisable. The Rights will expire on February 21, 2021, or upon the earlier redemption of the Rights.

Each Right entitles the holder to purchase from the Company one share of Common Stock at a price of $12.00 per share, subject to adjustment. If, at any time after the Board of Directors declares the Rights dividend, any person or group of affiliated or associated persons acquires 15% or more of our outstanding Common Stock without the approval of our Board of Directors, each holder of a Right will have the right to receive shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. By way of example, if the exercise price is $12.00, the holder of each Right would be entitled to receive $24.00 in market value of the Company's Common Stock for $12.00.

The Shareholder Rights Agreement, sometimes referred to as a “poison pill,” could have the effect of discouraging or delaying a takeover of the Company. The Shareholder Rights Agreement may be amended by the Board without the approval of the holders of the Rights.

Other Rights and Preferences

The holders of our Common Stock do not have any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our Common Stock does not contain any redemption or sinking fund provisions or conversion rights.  The holders of Common Stock may act by unanimous written consent.

Listing

Our Common Stock is traded on the OTC under the trading symbol “SLGD.”